
KEEPON
Stay Consistent, Stay on Track.
Keep On
Working Out
GET STARTED
ALREADY HAVE AN ACCOUNT

INVEST IN **KEEPON**

Former MIT & Harvard PhD in AI builds the Duolingo of Fitness

keepon.ai Cambridge, MA

Technology | Mobile Apps | Subscription | Health & Fitness

Highlights

1. Founders from MIT, Harvard, Forbes 30 Under 30, & Techstars
2. Samuel Bosch raised $3M+ in past ventures from T1 investors
3. Co-founder Jérémie Lasnier had a successful exit & built products for $1B Cosm
4. CEO Samuel Bosch scaled previous startup to 7-figures
5. Supported by the NVIDIA Inception Program
6. Keepon founder Samuel has 100K+ social followers & 10M+ views
7. Early beta retention outpacing industry averages

Featured Investor



Christian Mauriand
Syndicate Lead

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Invested $100,000

Chairman at Kanoma Capital

"As an investor and tech entrepreneur, I have always been passionate about supporting innovative projects that redefine industries. My journey began with iRewind, a company I founded and successfully scaled into the world's leading provider of instant personalized movies in the sports industry. Following its acquisition in 2016, I joined Roivant Sciences, a pioneering biotech company that has since become a publicly traded entity on the NASDAQ. My last tenure as Global Head of Corporate Development allowed me to support transactions exceeding $10 billion. Today, as Chairman of Kanoma Capital, my investment philosophy revolves around backing businesses led by exceptional leaders with unique competitive advantages to win. This principle is precisely what has drawn me to KEEPON. When investing in early-stage ventures, the strength of the leadership team is often the defining factor for success. KEEPON stands out in this regard. It is rare to come across a founders team with such a compelling combination of technical prowess, entrepreneurial experience, and personal brand influence. The founders' track record speaks volumes: 1) Having already built a successful AI startup that secured $3 million in venture funding from top-tier investors such as Bessemer Ventures, 2) with deep expertise in artificial intelligence and product design and 3) with an engaged and highly educated audience that will help iterate quickly on the product to perfect it. This creates a unique advantage in bridging technology, fitness, and community engagement. This rare blend positions KEEPON not just as another fitness app but as a movement capable of reshaping how people approach personal fitness and motivation. I am particularly excited about KEEPON's vision to merge artificial intelligence with community-driven engagement, ensuring that users not only set fitness goals but stay committed to achieving them. As an investor, I am confident that KEEPON has the right leadership, technological foundation, and market opportunity to scale exponentially. This is just the beginning of an exciting journey, and I am thrilled to be part of it as the first seed investor. To the KEEPON team—this is your moment to build something truly extraordinary, and I have no doubt that you will. Let's make it happen!"

Our Team



Samuel Bosch CEO / Co-Founder

Former MIT PhD in AI, Exited Founder who raised millions, YouTuber with over 100k followers



Jérémie Lasnier CPO / Co-Founder

Techstars alumni, Exited founder, Forbes 30U30, Consumer Tech category

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KEEPON is Now Live on WeFunder

The **AI-powered fitness companion** that keeps you accountable, motivated, and coming back—day after day. Week after week.

Why You Should Invest in KEEPON

1. **Experienced Founders**: Built by **Samuel Bosch** (Former MIT & Harvard PhD in AI, 3x founder, 100K+ followers on social media) & **Jérémie Lasnier** (Exited founder, Forbes 30 Under 30, ex-VP at $1B immersive company Cosm)

2. Built in Public: Samuel is transparently documenting the journey with his 100K+ creator audience, fueling viral growth before launch.

3. Early Traction: hundreds of waitlist signups in the first few week. Early beta retention outpacing industry averages.

4. Massive Market: Fitness app industry is projected to hit $20B+ by 2030, with a $4B TAM for KEEPON.

5. **Addictive Retention Loop**: Gamified streaks + AI motivation = **daily engagement** like Duolingo, but for fitness

What We're Building


AI coach
Voice AI
OpenAI
KEEPON
Streaks
Gamification
duolingo
AI notifications
Gym check-ins
Real-time photos
Social Feed
BeReal.

KEEPON is the Duolingo of fitness—an app powered by AI that makes fitness stick.


9:41
KEEPON
Stay Accountable.
Stay on Track.
CONTINUE
HYPE
AI
TACTICAL
DISCIPLINED
SUPPORTIVE

What makes it work:

Voice AI coach

Streaks & gamification to build long-term habits

Social motivation through reactions, nudges & shared progress

Verified gym selfies = public accountability




9:41
KEEPON
For you
Samuel
x11
FOLLOW
Latest Posts
Top workout locations

Our Business Model


Paid subscription
~$4.99 / month / user
• Freemium Model – 7% convert to paid at $4.99/ month, 93% use freemium at $0.5/month :
• ~$150M MRR or ~$1.8B ARR
Fitness coaching commissions
~$20 / month / fitness coaching user
The goal is to build an Upwork-style marketplace for fitness coaches charging ~10% commissions
Ad revenue through freemium
~$0.5 / month / active user through AdSense
(targeted health and fitness advertisement)
Total Potential Market of ~$4B in ARR
Massive Market – 180M gym members (growing)

KEEPON is designed to scale fast and retain users through a multi-channel revenue model:

1. ▯ Freemium subscriptions – Free users get basic features, paid users ($4.99/month) unlock advanced AI & analytics
2. ▯ Fitness coaching marketplace – Book 1:1 personal fitness coaching, KEEPON takes 10% commission
3. ▯ Ad revenue – Monetized feed with health & fitness advertisers
4. ▯ Corporate & gym partnerships – Sponsored challenges, wellness integrations, and branded activations

▯ With just a 5% paid conversion, KEEPON could reach $10M+ ARR in a few years


GO TO MARKET
Building in public through YouTube Vlogs
Early adopters: My 5,000-10,000 loyal viewers will test and build a strong community
Iterate quickly through constant user feedback on the experience, new features, and to drive engagement
Organic growth – Word-of-mouth, friend invites (like BeReal), and social media cross-posting will fuel expansion
SAMUEL BOSCH
Samuel Bosch
MY NEW STARTUP
11K views

Meet the Founders



Samuel Bosch
Former MIT PhD in AI, 2x Founder, YouTuber, & Gym Enthusiast.
• Raised $3M for my last startup, and built a tech business to 7-figure revenue.
• 80K YouTube subscribers and 100K+ followers across platforms
Jérémie Lasnier
Techstars Alum, Forbes 30 Under 30 honoree, and the former VP of Immersive Design at Cosm
• Successfully exited a startup focused on gamification and user engagement.
• Designed 30+ Web & Mobile Apps.

Samuel Bosch – CEO & Co-Founder

- MIT & Harvard AI researcher
- Raised $3M+ as CEO of Marveri from Bessemer and other top-tier investors
- Scaled Assist-o, a digital marketing company, to 7-figure revenue
- 100K+ social followers & 10M+ video views across social media
- Building KEEPON **in public** on YouTube for full transparency

Jérémie Lasnier – CPO & Co-Founder

- Exited VR & gamification startup
- Former **VP of Immersive Design** at **Cosm** ($1B+ company)
- Master's thesis on gamification in product design
- Techstars alumni & **Forbes 30 Under 30, Consumer Tech category**
- Founder of design agency and helped dozens of startups build world-class AI products

Why Now?

- AI fitness coaching is just beginning—KEEPON is ahead of the curve
- Users crave **accountability, not just workout tracking**
- Fitness is becoming a form of social capital
- Apps like **BeReal and Duolingo** have proven: gamification + social + habit = daily use
- Creator-led growth allows us to scale without relying on paid ads

Use of Funds

- Product development (AI features, gamified streak system, social tools)
- Team expansion (engineering, growth, support)
- Scaling the coaching marketplace
- Creator-driven launch campaigns and influencer growth

Join Us

We're building something **people actually want**—and now we're inviting **you to own a piece of it.**

If you believe in fitness, habit-building, creator-led tech, or just love backing bold ideas early... **this is your chance**.

Invest now so we can keep on going!